Global Quest Ltd
103-1602 Gogi 3, Sujigu, Yonginsi, Geong Gido, Korea

October 28, 2015

Securities and Exchange Commission
Washington DC.

Attention: Ji Shin

We are responding to the comment of October 27, 2015 as discussed with our attorney Joseph Pittera relating to the Company’s Prospectus on Form S-1/A filed on October 16, 2015. The response has been numbered to correspond with the comment of October 27, 2015.

Prospectus Cover Page

We have added the following disclosure to the Prospectus cover Page:

"The sales price is fixed at $0.02 per share until such time as the shares of our common stock become traded on the OTCBB operated by the Financial Industry Regulatory Authority or another exchange. Our common stock may never be traded on the OTCBB or another exchange. If our common stock becomes quoted on the OTCBB or another exchange, then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale."

Yours truly,

/s/ Shim Kyoung Hwa